Exhibit 99.1

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

OF

PACIFIC DRILLING S.A.

Société anonyme

Registered Office: 8-10 Avenue de la Gare, L-1610 Luxembourg

R.C.S. Luxembourg B 159.658

12 May 2014

Dear Shareholders:

The Board of Directors of Pacific Drilling S.A. (the “Board of Directors”) is pleased to invite you to attend the Annual General Meeting of Shareholders (the “Annual General Meeting”) of Pacific Drilling S.A. (the “Company”) to be held on 12 May 2014 at 10:00 a.m. Central European Time at the registered office of the Company in Luxembourg with the following agenda:

AGENDA

1.	Approval of the stand alone audited and unconsolidated annual accounts of the Company for the financial period from 1 January 2013 to 31 December 2013 prepared in accordance with Luxembourg Generally Accepted Accounting Principles and the laws and regulations of the Grand-Duchy of Luxembourg (the “Annual Accounts”);

2.	Approval of the consolidated financial statements of the Company for the financial period from 1 January 2013 to 31 December 2013 prepared in accordance with United States Generally Accepted Accounting Principles (the “Consolidated Financial Statements”);

3.	Allocation of the net result shown in the Annual Accounts for the financial period from 1 January 2013 to 31 December 2013;

4.	Discharge to the directors of the Company in relation to the financial period from 1 January 2013 to 31 December 2013;

5.	Re-appointment of the following members of the Board of Directors for a term ending at the annual general meeting of the Company to be held in 2015: Ron Moskovitz, Christian J. Beckett, Laurence N. Charney, Jeremy Asher, Paul Wolff, Elias Sakellis, Cyril Ducau, Robert A. Schwed and Sami Iskander;

6.	Approval of compensation of the members of the Board of Directors;

7.	Approval of the payment of cash distributions to shareholders of up to $152 million in the aggregate to be paid in 2015, the timing, amount and form of such distributions to be subject to the discretion of the Board of Directors; and

8.	Re-appointment of KPMG Luxembourg, Réviseur d’entreprises agréé, as independent auditor of the Company until the annual general meeting of the shareholders of the Company to be held in 2015.

Copies of the Annual Accounts and of the Consolidated Financial Statements together with the relevant management and audit reports shall be made available (i) on the Company’s website at www.pacificdrilling.com and (ii) at the registered office of the Company during normal business hours, fifteen (15) days before the Annual General Meeting and shall remain available until the date of the Annual General Meeting. Copies of the Annual Accounts and of the Consolidated Financial Statements and the relevant management and audit reports shall also be sent to the registered shareholders in accordance with article 73 of the Luxembourg law of 10th August 1915 pm commercial companies, as amended (the “Law”).

Luxembourg, 31 March 2014

/s/ Christian J. Beckett
Christian J. Beckett
Executive Director and Chief Executive Officer

Notes:

1.	The Board of Directors has fixed the close of business on 31 March 2014 as the record date for the determination of the shareholders entitled to vote at the Annual General Meeting or any adjournment thereof.

2.	At the Annual General Meeting, each of the proposed resolutions shall be adopted by a simple majority vote and each share is entitled to one vote.

3.	No Shareholder shall be entitled to attend unless written notice of the intention to attend and vote in person or by proxy, together with the power of attorney or other authority (if any) under which it is signed, or a notarially-certified copy of that power of attorney, is sent to the Company, to reach the Registered Office by not later than five (5) business days before the time for holding the meeting. A shareholder may grant a written proxy or power of attorney to another person, shareholder or otherwise, in order to be represented at the meeting.

4.	A Form of Proxy is enclosed for use by holders of shares registered in The Norwegian Central Securities Depository in connection with the business set out above and should be returned to DNB Bank ASA, Registrars Dept., Stranden 21, 0021 Oslo, Norway or alternatively sent by facsimile (+47) 22 94 90 20 within the aforementioned date and time. Holders of shares registered in the United States should vote according to the separate voting instructions provided.

The following information is applicable to holders of shares registered in the United States only:

We are pleased to take advantage of the U.S. Securities and Exchange Commission (the “SEC”) rule allowing companies to furnish proxy materials to their shareholders via the internet. We believe that this e-proxy process will expedite shareholders’ receipt of proxy materials and lower the costs and reduce the environmental impact of our Annual General Meeting. Accordingly, we have mailed to our shareholders of record and beneficial owners a Notice of Internet Availability of Proxy Materials containing instructions on how to access the attached proxy statement and how to vote online.

YOUR VOTE IS IMPORTANT. PLEASE VOTE YOUR SHARES PROMPTLY. TO VOTE YOUR SHARES, IF YOU ARE A SHAREHOLDER REGISTERED IN THE UNITED STATES YOU CAN USE THE INTERNET AS DESCRIBED IN THE NOTICE OF INTERNET AVAILABILITY OF PROXY MATERIALS AND ON YOUR PROXY CARD; CALL THE TOLL-FREE TELEPHONE NUMBER AS DESCRIBED ON YOUR PROXY CARD; OR COMPLETE, SIGN AND DATE YOUR PROXY CARD AND RETURN YOUR PROXY CARD BY MAIL.

INFORMATION CONCERNING SOLICITATION AND VOTING FOR THE ANNUAL GENERAL MEETING OF SHAREHOLDERS (THE “ANNUAL GENERAL MEETING”) OF PACIFIC DRILLING S.A. (THE “COMPANY”)

Company Proposals

PROPOSALS 1, 2, 3, 4, 5, 6, 7 and 8

1.	Approval of the stand alone unconsolidated annual accounts of the Company for the financial period from 1 January 2013 to 31 December 2013 prepared in accordance with Luxembourg Generally Accepted Accounting Principles and the laws and regulations of the Grand-Duchy of Luxembourg (the “Annual Accounts”);

The Board of Directors of the Company (the “Board of Directors”) recommends that the Annual Accounts be approved, after due consideration of the report from the independent auditor on such Annual Accounts.

The Annual Accounts together with the report of the independent auditor on such Annual Accounts shall be made available (i) on the Company’s website at www.pacificdrilling.com and (ii) at the registered office of the Company fifteen (15) days before the Annual General Meeting and shall remain available until the date of the Annual General Meeting. Copies of the Annual Accounts and the relevant audit report shall also be sent to the registered shareholders in accordance with article 73 of the Luxembourg law of 10th August 1915 on commercial companies (the “Law”).

2.	Approval of the consolidated financial statements of the Company for the financial period from 1 January 2013 to 31 December 2013 prepared in accordance with United States Generally Accepted Accounting Principles (the “Consolidated Financial Statements”);

The Board of Directors of the Company recommends that the Consolidated Financial Statements be approved, after due consideration of the reports from each of the Board of Directors and the independent auditor on such Consolidated Financial Statements.

The Consolidated Financial Statements together with the reports from each of the Board of Directors and the independent auditor on such Consolidated Financial Statements shall be made available (i) on the Company’s website at www.pacificdrilling.com and (ii) at the registered office of the Company fifteen (15) days before the Annual General Meeting and shall remain available until the date of the Annual General Meeting. Copies of the Consolidated Financial Statements and the reports from each of the Board of Directors and the independent auditor shall also be sent to the registered shareholders in accordance with article 73 of the Law.

3.	Allocation of the net result shown in the Annual Accounts for the financial period from 1 January 2013 to 31 December 2013;

The Annual Accounts show a loss and it is proposed that such loss be carried forward.

4.	Discharge to the directors of the Company in relation to the financial period from 1 January 2013 to 31 December 2013;

In accordance with the Law, upon approval of the Company’s Annual Accounts and Consolidated Financial Statements, the shareholders present at the Annual General Meeting must vote as to whether those who were members of the Board of Directors during the year 2013 shall be discharged from any liability in connection with the management of the Company’s affairs during such period.

The Board of Directors recommends that the shareholders approve granting discharge to all of the Directors.

5.	Re-appointment of the following members of the Board of Directors for a term ending at the annual general meeting of the Company to be held in 2015: Ron Moskovitz, Christian J. Beckett, Laurence N. Charney, Jeremy Asher, Paul Wolff, Elias Sakellis, Cyril Ducau, Robert A. Schwed and Sami Iskander.

As provided in the Company’s Articles of Association, each Director is elected pursuant to a general meeting of our shareholders. If the office of a Director becomes vacant, the other members of our Board of Directors, acting by a simple majority, may fill the vacancy on a provisional basis until a new director is appointed at the next general meeting of shareholders.

The mandate of all current Directors comes to an end at this Annual General Meeting in accordance with the terms of their election. The members of the Board of Directors stand for re-election to the Board of Directors for a term ending at the annual general meeting to be held in 2015 approving the annual accounts for the year ending 2014. Please refer to the Company’s 2013 Annual Report on Form 20-F as filed with the SEC on March 4, 2014 for certain biographical information of each of the current Directors.

The Board of Directors recommends that the shareholders approve the re-appointment of each of the current Directors.

6.	Approval of compensation of the members of the Board of Directors.

The compensation of the Company’s directors is approved annually at the annual general meeting of the shareholders of the Company.

It is proposed that the Company’s independent directors (Messrs. Asher, Charney, Iskander, Schwed and Wolff) each receive (i) an annual retainer of $40,000 USD and (ii) an annual equity award valued at $80,000 USD to be granted in restricted stock units. It is further proposed that all newly appointed independent directors receive a one-time ‘appointment’ equity award valued at $100,000 USD to be granted in stock options.

It is proposed that the Company’s non-independent directors (Messrs. Moskovitz, Ducau and Sakellis) each receive an annual retainer of $40,000 USD paid directly to the Quantum Pacific Group.

It is proposed that the following additional fees be paid, as applicable:*

Audit Committee Chair Annual Retainer	$15,000
Compensation Committee Chair Annual Retainer	$10,000
Audit Committee Member Annual Retainer	$5,000
Compensation Committee Member Annual Retainer	$5,000
Nomination Committee Member Annual Retainer	$5,000
Board Member Per Meeting Fee	$1,750
Audit Committee Member Per Meeting Fee	$1,500
Compensation Committee Member Per Meeting Fee	$1,500
Nomination Committee Member Per Meeting Fee	$1,500

*	Any fees earned by the Company’s non-independent directors shall be paid directly to the Quantum Pacific Group.

Members of the Board of Directors who are also Company employees do not receive any additional compensation for their service on the Board of Directors. The Company believes that its director fee structure is customary and reasonable for companies of its kind and consistent with that of its peers and similarly situated companies in the industry in which the Company operates.

7.	Approval of the payment of cash distributions to shareholders of up to $152 million in the aggregate to be paid in 2015, the timing, amount and form of such distributions to be subject to the discretion of the Board of Directors.

It is proposed that cash distributions of share capital or share premium of up to $152 million in the aggregate be paid to shareholders in 2015, commencing with an initial payment in the first quarter of 2015. The timing, amount and form of all cash distributions will be subject to the discretion of the Board of Directors and in accordance with the laws of Luxembourg.

The Board of Directors recommends that the shareholders approve the payment of cash distributions to shareholders of up to $152 million in the aggregate to be paid in 2015, the precise timing, amount and form of such distributions to be subject to the discretion of the Board of Directors.

8.	Re-appointment of KPMG Luxembourg, Réviseur d’entreprises agréé, as independent auditor of the Company until the annual general meeting of the shareholders of the Company to be held in 2015.

It is proposed that KPMG Luxembourg be re-appointed as independent auditor of the Company for a term ending on the date of the annual general meeting of shareholders of the Company to be held in 2015.

The Board of Directors recommends that the shareholders approve the re-appointment of KMPG Luxembourg.

OTHER BUSINESS

Management knows of no business that will be presented for consideration at the Annual General Meeting other than that stated in the Notice of Annual General Meeting.

PROXY FORM

PACIFIC DRILLING S.A. (the “Company”)

Proxy Solicited for Annual General Meeting 12 May 2014

The undersigned hereby authorise DNB Bank ASA to constitute and appoint any director, Chief Financial Officer or Secretary of the Company or any employee of Centralis S.A. (Luxembourg) or any lawyer of Wildgen, Partners in Law, each acting under his/her sole signature, to represent the undersigned at the Annual General Meeting of shareholders of the Company to be held at 8-10 Avenue de la Gare, L-1610 Luxembourg on 12 May 2014 at 10:00 a.m. (Central European time) or any adjournment thereof, for the purposes set forth below and in the Notice of Annual General Meeting issued by the Company on or around 1 April 2014 and to vote on the items set forth below in accordance with the instructions set out below taking into account the Company Proposals.

☒     Please mark your votes as in this example.

Item	Resolutions	For	Against	Abstain
1.	Approval of the stand alone audited and unconsolidated annual accounts of the Company for the financial period from 1 January 2013 to 31 December 2013 prepared in accordance with Luxembourg Generally Accepted Accounting Principles and the laws and regulations of the Grand-Duchy of Luxembourg (the Annual Accounts);

2.	Approval of the consolidated financial statements of the Company for the financial period from 1 January 2013 to 31 December 2013 prepared in accordance with United States Generally Accepted Accounting Principles (the Consolidated Financial Statements);

3.	Allocation of the net result shown in the Annual Accounts for the financial period from 1 January 2013 to 31 December 2013;

4.	Discharge to the directors of the Company in relation to the financial period from 1 January 2013 to 31 December 2013;

5.	Re-appointment of the following members of the Board of Directors for a term ending at the annual general meeting of the Company to be held in 2015:

5.1	Ron Moskovitz

5.2.	Christian J. Beckett

5.3.	Laurence N. Charney

5.4.	Jeremy Asher

5.5.	Paul Wolff

5.6.	Elias Sakellis

5.7.	Cyril Ducau

5.8.	Robert A. Schwed

5.9.	Sami Iskander

6.	Approval of compensation of the members of the Board of Directors;

7.	Approval of the payment of cash distributions to shareholders of up to $152 million in the aggregate to be paid in 2015, the timing, amount and form of such distributions to be subject to the discretion of the Board of Directors; and

8.	Re-appointment of KPMG Luxembourg, Réviseur d’entreprises agréé, as independent auditor of the Company until the annual general meeting of the shareholders of the Company to be held in 2015.

Signature(s)	Date:

Note:	Please sign exactly as name appears above; joint owners should each sign. When signing as attorney, executor, administrator or guardian, please give full title as such.

Name of shareholder in block letters: